Exhibit 2.b.

          1. Article II, Section 13(a)(2)(i) was amended by replacing the “and” before clause (C) with a comma and adding the following new clause (D):

, and (D) a statement specifying which of clauses (1)-(7) of the definition of “Relevant Experience and Country Knowledge” in Article III, Section 3 of the Bylaws the person being nominated satisfies, information relating to such person sufficient to support a determination that the person satisfies the specified clause or clauses of the definition and a representation that the person does not have a “Conflict of Interest” as defined in Article III, Section 3 of the Bylaws;

          2. The reference in Article II, Section 13(a)(3) to “Article II, Section 1” was corrected to read “Article III, Section 2”.

          3. The definition of “Relevant Experience and Country Knowledge” in Article III, Section 3 was amended by adding the following new sentence at the end after clauses (1)-(7):

For purposes of clauses (1)-(5) of the preceding sentence and clauses (1)-(2) of the next paragraph, the term “financial or industrial business” includes a financial or industrial business unit within a larger enterprise; the term “investment businesses or vehicles” includes an investment business unit or investment vehicle within a larger enterprise; the term “investment management business” includes an investment management business unit within a larger enterprise; and the term “investment vehicle” includes an investment vehicle within a larger enterprise; but in each case only to the extent the unit satisfies the revenue, asset and other requirements specified for the business or vehicle in clauses (1)-(5) of the preceding sentence or clauses (1)-(2) of the next paragraph.